SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 17, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI DOES NOT RECOMMEND OR ENDORSE BELOW-
MARKET MINI-TENDER OFFER FROM TRC CAPITAL

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AngloGold Ashanti does not recommend or endorse below-market mini-tender offer from TRC Capital
Johannesburg, South Africa, October 17, 2008 – AngloGold Ashanti announced today that it has been notified of an unsolicited below-market “mini-tender offer” by TRC Capital Corporation of Toronto, Canada to purchase up to
4,000,000 American depositary shares (“ADSs”) of AngloGold Ashanti Limited (each of which represents one ordinary share), representing approximately 1.14% of AngloGold Ashanti’s outstanding share capital, at a price of
US$18.00 per ADS. AngloGold Ashanti cautions shareholders that this offer represented a 2.65% discount to the
US$18.49 closing price of ADSs on the New York Stock Exchange on October 15, 2008, the day prior to the date of the offer and a 2.39% discount to the US$18.44 closing price of ADSs on October 16, 2008.
AngloGold Ashanti recommends against ADS holders tendering their ADSs in response to this unsolicited mini-
tender offer. AngloGold Ashanti also notes that it is in no way associated with TRC Capital, the offer or the offer documentation. TRC Capital’s offer is subject to numerous conditions, including there being no decrease in the market price of AngloGold Ashanti’s ADSs or ordinary shares and TRC Capital obtaining sufficient financing to consummate the offer on terms acceptable to TRC Capital. There is no assurance that the conditions to the offer will be satisfied.
AngloGold Ashanti shareholders are cautioned that TRC Capital has made a multitude of below-market mini-
tender offers for the shares of other companies for its profit. Mini-tender offers such as this one by TRC Capital are devised to seek less than five percent of a company’s shares thereby avoiding many of the disclosure and procedural requirements of the United States Securities and Exchange Commission (the “SEC”) that are applicable to larger tender offers.
The SEC has issued an investor alert regarding mini-tender offers, noting that “some bidders make mini-tender offers at below market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” The SEC’s publication on this topic can be found at
www.sec.gov/investor/pubs/minitend.htm
.
AngloGold Ashanti urges investors to obtain current market quotations for their ADSs, to consult with their financial advisors and to exercise caution with respect to TRC Capital’s offer.
AngloGold Ashanti ADS holders who have tendered their ADSs into TRC Capital’s offer are advised that they may withdraw their ADSs as described in TRC Capital’s offer to purchase by providing written notice to the receiving agent for the offer prior to the expiration of the offer, which is currently scheduled to occur at
12:01 a.m., New York City time, on Friday, November 14, 2008, but may be extended by TRC Capital.
AngloGold Ashanti also refers broker-dealers and other market participants in the dissemination of the offer to the SEC’s recommendations to broker/dealers in these circumstances, which can be found at
www.sec.gov/divisions/marketreg/minitenders/sia072401.htm , and to Information Memo Number 01-27 issued by the New York Stock Exchange on September 28, 2001, regarding dissemination of mini-tender offer materials, which can be found under the “Market Professionals – Information Memos” tab on the NYSE’s website at
www.nyse.com
.
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended December 31, 2007,which was filed with the Securities and Exchange Commission on May 19, 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
Queries
South Africa
Tel:
Mobile:
E-mail:
Himesh Persotam (Investor Relations)    +27 (0) 11 637-6647
+27 (0) 82 339 3890
hpersotam@AngloGoldAshanti.com
Alan Fine (Media)
+27 (0) 11 637-6383
+27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637- 6813
+27 (0) 82 896 0306
jjones@AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 17, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary